SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)

Under the Securities Exchange Act of 1934

CAPITAL PROPERTIES, INC.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of class of securities)

140430109

(CUSIP number)

Class A Common Stock, $0.01 Par Value

(Title of class of securities)

140430307

(CUSIP number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ X ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

1)	Name of Reporting Person.	Robert H. Eder

2)	Check the Appropriate box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3)	SEC Use Only......................................

4)	Citizenship or Place of Organization.	United States

Number of	(5)	Sole Voting Power: 1,726,710
Shares Bene-
ficially	(6)	Shared Voting Power: 1,726,710
Owned By
Each Report-	(7)	Sole Dispositive Power: 1,726,710
ing Person
With	(8)	Shared Dispositive Power: 1,726,710

9)	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,453,420

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11)      Percent of Class Represented by Amount in Row 9. 52.3% (based on 6,599,912 total shares outstanding including 3,299,956 shares of Class A Common Stock and 3,299,956 shares of Class B Common Stock).

12)	Type of Reporting Person (See Instructions). IN

Item 1(a).	Name of Issuer.
Capital Properties, Inc. (CPI)

Item 1(b).	Address of Issuer's Principal Executive Offices.
100 Dexter Road, East Providence, RI 02914

Item 2(a).	Name of Person Filing.
Robert H. Eder

Item 2(b).	Address of Principal Business Office.

100 Dexter Road, East Providence, RI 02914

Item 2(c).	Citizenship.
United States of America

Item 2(d).	Title of Class of Securities.
Common Stock, $1.00 par value

Item 2(e).	CUSIP Number.

227478104

Item 3.

Not applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

863,355 shares of Class A common stock are held directly by the Reporting Person.

863,355 shares of Class A common stock are held by the Reporting Person’s Spouse.

863,355 shares of Class B common stock are held directly by the Reporting Person.

863,355 shares of Class B common stock are held by the Reporting Person’s Spouse.

(b)       Percent of Class. The shares of Common Stock beneficially owned by Mr. Eder represent 52.3% of the issued and outstanding common stock (based on 6,599,912 total shares outstanding including 3,299,956 shares of Class A Common Stock and 3,299,956 shares of Class B Common Stock).

(c)	Number of shares of Common Stock as to which Mr. Eder has:

(i)	sole power to vote or to direct the vote: 1,726,710

(ii)	shared power to vote or to direct the vote: 1,726,710

(iii)	sole power to dispose or to direct the disposition of: 1,726,710

(iv)	shared power to dispose or to direct the disposition of: 1,726,710

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2009	/s/ Robert H. Eder

Robert H. Eder